Filed Pursuant to Rule 253(g)(2)

File No. 024-12261

SUPPLEMENT NO. 3 DATED FEBRUARY 9, 2024

TO THE OFFERING CIRCULAR DATED JUNE 15, 2023

MASTERWORKS 286, LLC

This Supplement No. 3 dated February 9, 2024 (this “Supplement”), supplements the Offering Circular of Masterworks 286, LLC dated June 15, 2023, which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on May 24, 2023 and qualified on June 8, 2023, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular. Except as set forth in this Supplement, the Offering Circular remains unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circular relating to the bank account of the Company that holds the subscription funds paid by investors as part of the subscription process. In particular, any reference in the Offering Circular to a “non-interest bearing sub account” shall be replaced in its entirety with “sub account” as such accounts do accrue interest. In connection with such change, the Company has also entered into an amended and restated intercompany agreement (the “Amended Agreement”) to clarify that Masterworks, LLC and its affiliates (collectively, “Masterworks”) are entitled to receive all of such interest generated from subscription funds held by the Company prior to a closing.

The form of Amended Agreement is attached to a Form 1-U filed as of the date hereof and this Supplement should be read in conjunction therewith.